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                                                                    Exhibit 99.1

                                  NEWS RELEASE
                        GEAC APPOINTS DONNA DE WINTER CFO
                             EFFECTIVE NOVEMBER 4TH

               MARK MARINO JOINS AS DIRECTOR OF CORPORATE FINANCE

MARKHAM, ON, October 15, 2003 - Geac (TSX: GAC), a global enterprise software company for Business Performance Management, today announced that its Board of Directors has appointed Donna de Winter, previously Vice President and corporate controller of Geac, as chief financial officer effective November 4, 2003. She will report directly to president and CEO, Charles Jones. This appointment comes as part of a planned transition. As previously disclosed in the Proxy Circular for the Annual Meeting, Arthur Gitajn's contract expires in April of 2004. Mr. Gitajn will maintain his day-to-day responsibilities until Ms. de Winter assumes her new role in November, and he will be available as a consultant to the Company as needed up to April to ensure a smooth transition.

Ms. de Winter will be responsible for continued cost alignment, strategic financial initiatives and ongoing financial compliance. Geac's corporate financial team, regional CFOs and controllers will all report directly to Ms. de Winter.

"Arthur and I have taken an active role in finding a successor for the CFO position and are delighted with today's appointment," said Mr. Jones. "When Donna joined Geac last summer, she brought strong public company and software segment expertise to her role and quickly understood our business and financial model. Not only was she instrumental in closing our first quarter, but with several years of experience working with US GAAP and US dollar reporting, she was also an essential resource as we began reporting our results in US dollars."

Joining Ms. de Winter's team, as director of corporate finance, effective immediately, is Mark Marino, who will take on her previous responsibilities as controller. Mr. Marino will be responsible for executing process improvements, maintaining cost controls and managing the accounting department. Mr. Marino comes to Geac from Platform Computing, where he implemented financial software to consolidate nine worldwide companies with multiple currencies, managed sales forecast and revenue reporting, and established a new reporting process for business development relationships for OEMs and VARs. Prior to his experience with Platform, Mr. Marino was corporate controller for Ironside Technologies and, before that, for International Business Schools. Mr. Marino began his career with Grant Thornton, where he spent nine years in the assurance and business advisory group and left as manager in that group. Mr. Marino, who resides in Markham, is a Canadian chartered accountant. He will be based in the Markham office.

With more than 15 years of experience in high technology finance and accounting, Ms. de Winter joined Geac as vice president and controller at the beginning of August. Prior to joining Geac, she served in Toronto as vice president, finance and administration at Platform Computing Corporation, the largest independent developer of software for grid computing. At Platform, she
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managed domestic and international accounting and finance and established a number of key corporate policies relating to governance, treasury processes, strategy and budgeting. Previously, Ms. de Winter was vice president, finance at Digital Processing Systems Inc. (DPS), a public company that manufactures hardware and software for the creation, manipulation and distribution of broadcast-quality video used by major television networks and cable companies. She was instrumental in the sale of DPS to Leitch Technology Corporation (NASDAQ:LVID, TSX:LTV).

Ms. de Winter has prior financing and accounting experience involving initial public offerings, special warrants, rights and debt, in addition to the full range of standard financial functions. She has an MBA from the University of Toronto and a Certified Management Accountant designation from the Society of Management Accountants. Ms. de Winter lives in Richmond Hill and will continue to be based in the Company's Markham office.

Mr. Gitajn moved into the position of Corporate Controller for Geac in May 2001 following his role as VP Finance for the Company's North American vertical businesses, and was promoted to CFO in November 2001. "Arthur has seen Geac through a financially challenging time, and we are grateful for his contributions as we worked to restructure our business for profitability," commented Mr. Jones. "We wish him well as he pursues other business opportunities." About Geac

Geac (TSX: GAC) is a global enterprise software company for Business Performance Management, providing customers worldwide with the core financial and operational solutions and services to improve their business performance in real time. Further information is available at http://www.geac.com or through e-mail at info@geac.com.

This press release may contain forward-looking statements based on current expectations. Important factors that could cause a material difference between these forward-looking statements and actual events include those set forth under the heading "Risks and Uncertainties" in Geac's Management Discussion and Analysis for the fiscal year ended April 30, 2003 contained in its Report of Foreign Issuer on Form 6-K filed with the United States Securities and Exchange Commission on July 2, 2003, copies of which are available through the website maintained by the SEC at www.sec.gov, and in Geac's Management Discussion and Analysis for the fiscal year ended April 30, 2003 filed with the Canadian Securities Administrators on June 25, 2003 and available through the website maintained by the Canadian Depository for Securities Limited at www.sedar.com. Geac is a registered trademark of Geac Computer Corporation Limited. All other marks are trademarks of their respective owners.

MEDIA CONTACT:
Sarah Borg-Olivier
The Barnes Organization, Inc.
416.367.5000 Ext. 249

INVESTOR CONTACT:
Melody Firth
Geac
905.475.0525 Ext. 3325